                                                    Exhibit 99-a

                    RELIANCE ELECTRIC COMPANY

             CONSOLIDATED BALANCE SHEET (UNAUDITED)

           (Dollars in millions, shares in thousands)


                                                                    December 31,
Assets                                                                  1994

Cash and cash equivalents........................................     $   58
Accounts receivable, net.........................................        237
Inventories......................................................        346
Other............................................................         47
    Total Current Assets.........................................        688
Goodwill, net....................................................        202
Investments and others...........................................         80

Property, plant and equipment....................................        676
  Less accumulated depreciation..................................       (353)
                                                                         323
  Total Assets...................................................     $1,293

Liabilities and Stockholders' Equity

Notes payable and current maturities of long-term debt...........     $  200
Accounts payable.................................................         94
Other............................................................        225
    Total Current Liabilities....................................        519
Long-term debt...................................................        159
Other............................................................        231

Stockholders' equity
  Common stock (convertible, $.01 par value):
    Class A, 35,577 shares issued................................        342
    Class B, 694 shares issued...................................          1
    Class C, 5,250 shares issued.................................          4
    Retained earnings............................................         35
    Other stockholders' equity...................................          2
      Total Stockholders' Equity.................................        384
      Total Liabilities and Stockholders' Equity.................    $ 1,293



The accompanying notes are an integral part of these financial statements.

                    RELIANCE ELECTRIC COMPANY

         CONSOLIDATED STATEMENT OF EARNINGS (UNAUDITED)

              Twelve Months Ended December 31, 1994

                      (Dollars in millions)


Net Sales
  Industrial.....................................................       $ 1,274
  Telecommunications.............................................           458
  Eliminations...................................................            (3)
      Total                                                               1,729

Costs and Expenses:
  Cost of Sales
    Industrial...................................................           953
    Telecommunications...........................................           338
    Eliminations.................................................            (3)
        Total                                                             1,288

  Selling, general and administrative............................           281
  Unusual acquisition expenses...................................            90
  Other expense, net.............................................             3

Earnings Before Interest and Taxes...............................            67
Interest expense.................................................            24

Earnings Before Taxes............................................            43
Provision for income taxes.......................................            43

Earnings Before Cumulative Effect of Accounting Change...........            -
Cumulative effect of accounting change
  (net of income tax effect).....................................            (2)

Net Loss.........................................................       $    (2)



The accompanying notes are an integral part of these financial statements.

                    RELIANCE ELECTRIC COMPANY

        CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

              Twelve Months Ended December 31, 1994

                      (Dollars in millions)



Cash Provided from Operations
  Net Loss.........................................................       $ (2)
  Adjustments to reconcile to net cash provided from operations:
    Cumulative effect of accounting change.........................          2
    Depreciation and amortization..................................         47
    Provision for deferred income taxes............................         (8)
    Changes in operating assets and liabilities:
      Accounts receivable..........................................        (20)
      Inventories..................................................        (18)
      Accounts payable.............................................         13
      Income taxes payable.........................................         14
      Advances from customers......................................          5
    Other..........................................................         34
Net Cash Provided from Operations..................................         67


Cash Provided from Investing Activities
  Capital expenditures.............................................        (62)
  Other............................................................          1
Net Cash Provided from Investing Activities........................        (61)


Cash Provided from Financing Activities
  Net payments on New Credit Facility..............................        (17)
  Net proceeds from money market lines of credit...................         25
  Tax benefit from option exercises................................          2
  Proceeds from option exercises...................................          1
Net Cash Provided from Financing Activities........................         11

Net Increase in Cash and Cash Equivalents..........................         17
Cash and Cash Equivalents at January 1.............................         41
Cash and Cash Equivalents at December 31...........................       $ 58





The accompanying notes are an integral part of these financial statements.

                    RELIANCE ELECTRIC COMPANY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED)



1. Basis of Presentation of Financial Statements

The data as of December 31, 1994 and for the twelve months ended
December 31, 1994 are unaudited and, in the opinion of management, include all adjustments (which are normal and recurring in nature) necessary for a fair presentation of financial position, results of operations and cash flows. The statements, which do not include all information and footnotes required by generally accepted accounting principles for complete financial statements, should be read in conjunction with the audited consolidated financial statements contained in the Annual Report on Form 10-K of Reliance Electric Company (the company) for the year ended December 31, 1993.

2. Rockwell Acquisition

In November 1994 the company entered into a definitive agreement to be purchased by Rockwell International Corporation (Rockwell) for a purchase price of $31 per share of Class A Common Stock and an equivalent price for convertible shares. As of December 31, 1994 approximately 62% of the company's common stock on a fully diluted basis was owned by Rockwell and the purchase was completed on January 27, 1995. Assets and liabilities of the company, adjusted to preliminary fair values, are included in Rockwell's balance sheet at December 31, 1994. These financial statements have been prepared on Reliance's historical basis of accounting.

Rockwell has announced its intention to divest the company's telecommunications business. The company's financial statements at December 31, 1994 and for the twelve months ended December 31, 1994 include the following amounts related to the telecommunications business (in millions):

                 Total Assets           $573
                 Total Liabilities        75
                 Net Assets             $498

                 Sales                  $458

                 Earnings Before Taxes  $ 26

3. Unusual Expenses

  In the fourth quarter of 1994, the company incurred the following unusual expenses (in millions):

      Termination fee paid to General Signal Corporation
      related to abandonment of prior merger agreement             $55

      Payment to buy back all outstanding stock options
      as a result of the acquisition by Rockwell                    20

      Other merger-related costs, including investment
      banking, legal and other professional services                15

      Total                                                        $90

                    RELIANCE ELECTRIC COMPANY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED)




4. Inventories

  Inventories at December 31, 1994 consist of the following (in millions):

         Raw Materials............................     $107
         Work in process..........................       83
         Finished goods...........................       72
         Total (approximates replacement cost)....      262
         Difference to LIFO.......................       84
         LIFO.....................................     $346

5. Income Taxes

  The consolidated effective tax rate was different from the United States statutory rate due to amortization of goodwill and other expenses for which a tax benefit has not yet been recognized.

6. Adoption of Accounting Pronouncements

  The company adopted Statement of Financial Accounting Standards No. 112 - "Employers' Accounting for Postemployment Benefits"("SFAS 112") in the first quarter of 1994. SFAS 112 establishes accounting standards for employers who provide certain benefits to former or inactive employees, their beneficiaries, and covered dependents. The company's primary liability under SFAS 112 is for salary continuation plans provided to certain employees. The actuarial present value of these obligations was determined to be $4 million, using a 7.5% discount rate. There is no effect on cash flows. The cost of these benefits had previously been recognized when they were paid.

  The company also adopted the provisions set forth in SEC Staff Accounting Bulletin No. 92, "Accounting and Disclosures Related to Loss Contingencies" ("SAB92") in the first quarter of 1994. SAB 92 requires separate presentation of the gross liability for a loss contingency from the related claim for recovery. The company's primary contingent liabilities relate to environmental actions naming a non-operating subsidiary as a defendant or potentially responsible party. These estimated liabilities heretofore had been shown net of the expected recovery under an indemnity agreement covering substantially all related claims. A more detailed description of these liabilities and the related indemnity agreement referred to above is set forth in Note 14 to the company's consolidated financial statements for the year ended
December 31, 1993. The December 31, 1994 balance sheet reflects the gross estimated unpaid liability of $21 million and the gross estimated recovery of $17 million.